Goldman Sachs Asset Backed Securities Corp.
85 Broad Street
New York, New York 10004
June 15, 2006
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Registrant Request for Acceleration for Goldman Sachs Asset Backed Securities Corp.,
as Registrant, on Form S-3 Registration Statement No. 333-132001
Ladies and Gentlemen:
     Goldman Sachs Asset Backed Securities Corp. hereby requests acceleration of the effectiveness of Registration Statement No. 333-132001 (the “Registration Statement”) so that the Registration Statement will become effective on June 19, 2006 at 10:00 A.M. Eastern Time or as soon thereafter as practicable.

Sincerely,

Goldman Sachs Asset Backed Securities Corp.

By: /s/ Daniel L. Sparks

Name: Daniel L. Sparks

Title: President and Director (Principal Executive Officer)